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                                                                      EXHIBIT 12


                            PLASTIPAK HOLDINGS, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (DOLLAR AMOUNTS IN THOUSANDS)



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

                                                  10/31/1998   10/30/1999  10/28/2000  11/03/2001  11/2/2002

Earnings before income taxes, extraordinary item    $ (2,530)   $  6,503    $   (388)   $ 10,431    $ 13,424
and change in accounting principal

Add:
              Interest on indebtedness                22,079      27,157      28,390      30,424      36,517
              Portion of rents representative of
                the interest factor                    3,900       4,407       4,241       3,615       3,112

                                                  -------------------------------------------------------------

Earnings available for fixed charges                $ 23,449    $ 38,067    $ 32,243    $ 44,470    $ 53,053
                                                  =============================================================

Fixed Charges:
              Interest on indebtedness              $ 22,079    $ 27,179    $ 29,633    $ 31,813    $ 38,082
              Portion of rents representative of
                the interest factor                    3,900       4,407       4,241       3,815       3,112

Total fixed charges                                 $ 25,979    $ 31,586    $ 33,874    $ 35,628    $ 41,194
                                                  =============================================================

Ratio of earnings to fixed charges                        0X        1.21          0X        1.25        1.29
                                                          (a)                     (a)

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                  (a)    For the years ended October 28, 2000, and October 31,
                         1998, earnings were inadequate to cover fixed charges by $1,630 and $2,530, respectively.